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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

August 30, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews on August 30, 2005 and filed on
SEDAR on August 30, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") reported that it has called a special
meeting of securityholders for Friday, October 21, 2005 in Vancouver, British
Columbia. At the meeting, the common shareholders, option holders, warrant holders
and broker warrant holders will be asked to approve a proposed Plan of Arrangement
(the "Arrangement") with Shore Gold Inc. The formal information circular containing
the details and conditions of the Arrangement is expected to be mailed to the
securityholders on September 26, 2005.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material
change and may be contacted to answer questions regarding this report: Robert A.
McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

September 6, 2005



SCHEDULE “A”

KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR’S

SPECIAL MEETING OF SECURITYHOLDERS SET FOR OCTOBER 21, 2005

Vancouver, B.C., Tuesday, August 30, 2005 – Kensington Resources Ltd. (the “Company”) reports that it has called a special meeting of securityholders for Friday, October 21, 2005 in Vancouver, British Columbia. At the meeting, the common shareholders, option holders, warrant holders and broker warrant holders will be asked to approve a proposed Plan of Arrangement (the “Arrangement”) with Shore Gold Inc. The formal information circular containing the details and conditions of the Arrangement is expected to be mailed to the securityholders on September 26, 2005. Please refer to the joint news release of the Company and Shore Gold Inc. dated August 15, 2005 for further details of the Arrangement.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia,
CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

September 6, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews on September 6, 2005 and filed on SEDAR on September 6, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") reported that 5,029,499 share purchase warrants of the Company will commence trading on the TSX Venture Exchange effective at the opening on September 7, 2005. The trading symbol for the warrants is KRT.WT.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

September 6, 2005



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

KENSINGTON RESOURCES LTD. WARRANTS
SET TO TRADE ON SEPTEMBER 7, 2005

Vancouver, B.C., Tuesday, September 6, 2005 – Kensington Resources Ltd. (the "Company") reports that 5,029,499 share purchase warrants of the Company will commence trading on the TSX Venture Exchange effective at the opening on September 7, 2005. The trading symbol for the warrants is KRT.WT.

The warrants were issued in connection with a private placement of units completed in May 2005. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CDN $2.50 per share until May 6, 2006. The warrants will be governed by the terms of a warrant indenture between the Company and Computershare Trust Company of Canada, as warrant trustee. The warrant indenture will provide for appropriate adjustments to the warrants in the event of stock dividends, subdivisions, consolidations and other forms of capital reorganization. Upon completion of the proposed Plan of Arrangement with Shore Gold Inc., each of these warrants of the Company will be exchanged for a warrant to purchase 0.64 shares of Shore Gold Inc. Shore Gold Inc. has agreed to use reasonable efforts to cause the listing of these warrants on the Toronto Stock Exchange. Completion of the Plan of Arrangement is subject to, among other things, receipt of shareholder, regulatory and court approval. Please refer to the joint news release of the Company and Shore Gold Inc. dated August 15, 2005 for further details of the Plan of Arrangement.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia,
CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

FORM 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2. **Date of Material Change**

September 12, 2005

Item 3. **News Release**

A news release was disseminated via CCN Matthews on September 12, 2005 and filed on SEDAR on September 12, 2005.

Item 4. **Summary of Material Change**

Kensington Resources Ltd. reported on drilling progress at the Fort à la Corne Diamond Project in Saskatchewan. A total of 103 HQ core holes (diameter of 2.5 inches or 63.5 mm) with kimberlite intersections totaling 9,179.01 metres have been completed on thirteen high interest, prioritized kimberlite bodies including the western part of the Star Kimberlite. Additionally, two core holes intersected 151.63 metres of kimberlite drilled for hydrogeological testing on Kimberlites 140/141 and 150.

Item 5. **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9. **Date of Report**

September 12, 2005



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

KENSINGTON RESOURCES REPORTS ON DRILLING PROGRESS
2005 CORE DRILLING PROGRAM NEARING COMPLETION

Vancouver, B.C., Monday, September 12, 2005 – Kensington Resources Ltd. (the "Company") reports on drilling progress at the Fort à la Corne Diamond Project in Saskatchewan. A total of 103 HQ core holes (diameter of 2.5 inches or 63.5 mm) with kimberlite intersections totaling 9,179.01 metres have been completed on thirteen high interest, prioritized kimberlite bodies including the western part of the Star Kimberlite. Additionally, two core holes intersected 151.63 metres of kimberlite drilled for hydrogeological testing on Kimberlites 140/141 and 150. A total of 134 HQ core holes are planned as part of the 2005 program, which is budgeted at CDN $25.6 million.

"The 2005 core drilling program is on schedule and nearing completion. This extensive program was designed to methodically drill each of the kimberlite bodies within the southern cluster that had shown promise in previous drilling programs. Already, a number of kimberlite intersections recovered this year exhibit coarse-textured rock which is of great interest to us," comments Robert A. McCallum, President and CEO of Kensington Resources Ltd. "This includes some of the holes in the western extension of the Star Kimberlite body."

"We can look forward to the recovery of microdiamonds from the most prospective core samples by the Saskatchewan Research Laboratory. Good results will be identified and those units will be advanced to delineation drilling and, if warranted, to subsequent mini-bulk evaluation."

Project Update Highlights

The current budgeted project activity represents work toward the first phase of the Advanced Exploration and Evaluation (AE&E) Plan. This phase will consist mainly of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. These results will be used by De Beers to develop a model to help predict the grades that could be seen in a commercial production scenario and to assist in modeling average diamond values once a sufficient parcel of macrodiamonds is obtained.

Drilling continues with three Boart-Longyear LF-70 core rigs operating on 24 hour schedules. Two of the LF-70 rigs have been converted to helicopter-portable configurations in order to drill on wet surface areas within Kimberlites 123, 223, 152, and the west extension of the Star. The drill program remains on schedule and is 80% complete. Table One summarizes drilling results to August 31, 2005. The expected final meterage for the current phase of drilling will be reached near the end of September.

Core hole STR-05-003C, located 70 metres west of the Star shaft, intersected 612.0 metres of kimberlite in a hole that was terminated at a total depth of 699 metres while still in kimberlite. The core hole was centered on a deep-going part of the body that is interpreted to be a major feeder vent for the volcanic complex. Two main phases of kimberlite were encountered with a thicker unit extending from 108.15 metres to a depth of at least 395 metres, the base of core examined to date. Preliminary description of the core indicates the unit is generally medium-grained with common indicator minerals. It appears that this hole is quite different from other core holes drilled by the Joint Venture on the Star Kimberlite and the dominant rock unit appears to have characteristics represented in both the Early Joli Fou and Late Joli Fou kimberlite phases. Further geological logging of this core and comparison to other drill holes will be conducted by the operator once all of the holes targeted on the Star Kimberlite are completed.

Drilling has commenced on Kimberlite 123, the highest priority body in the 2005 program, and prospective core samples will be sent to the Saskatchewan Research Laboratory for diamond recovery as soon as drilling and core description protocols are completed.

For additional information and maps concerning the 2005 drilling results, including detailed kimberlite summaries and drill hole location maps, please see the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Table One: Fort à la Corne Joint Venture Core Drilling Summary to August 31, 2005

Kimberlite Body	Number of Coreholes Planned	Number of Coreholes Completed	Number of Coreholes In Progress	Total Drilled Interval (m)	Total Kimberlite Thickness (m)	Thickest Kimberlite Interval (m)
Star	13	10	1	2,609.0	1,117.86	612.00
101	5	0	0	0.0	0.00	0.00
1161	5	5	0	1,167.0	475.87	218.30
118	11	11	0	2,526.0	1,044.24	192.95
119	6	6	0	1,324.0	414.80	202.34
123	6	2	2	405.0	149.05	88.50
133	6	6	0	1,362.0	309.66	90.36
134	5	5	0	1,134.0	474.35	145.10
135	6	5	1	1,260.4	473.82	141.90
145	11	11	0	2,503.0	1,027.47	176.50
152	6	0	0	0.0	0.00	0.00
158	11	11	0	2,642.5	950.32	190.25
163	9	0	0	0.0	0.00	0.00
2162	13	13	0	2,910.0	1,054.82	186.00
218	6	6	0	1,605.0	643.22	142.4
219	12	12	0	2,723.6	1,043.53	199.13
223	3	0	0	0.0	0.00	0.00
Total Priority Drilling	**134**	**103**	**4**	**24,171.5**	**9,179.01**	
1403	1	1	1	249.0	148.50	148.50
1503	1	1	1	249.0	3.13	2.81
Geotechnical Drilling	**2**	**2**	**2**	**498.0**	**151.63**	
Grand Total:	**136**	**105**	**4**	**24,669.5**	**9,330.64**	

1 = Core hole 116-05-006C was inclined at -60 degrees to investigate the wet, eastern part of Kimberlite 116

2 = Core holes 216-05-014C and 04-216-010C were inclined at -60 degrees to investigate the wet, eastern part of Kimberlite 216; lithological contacts and thicknesses have not yet been corrected for the dip of the hole; Core hole 216-05-009C was lost at a depth of 105 metres above kimberlite due to drilling difficulties

3 = Geohydrological holes to test ground water flows.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia,
CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
EMail:rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

SUPPLEMENTAL INFORMATION TO SEPTEMBER 12, 2005 NEWS RELEASE

Kensington Resources Ltd. (the "Company") reports the third update on drilling progress of high interest targets in the south Fort à la Corne cluster as the Advanced Exploration and Evaluation (AE&E) program proceeds through its first phase. A total of 103 HQ core holes (diameter of 2.5 inches or 63.5 mm) with combined kimberlite intersections of 9,179.01 metres from total drilling of 24,171.5 metres have been completed on thirteen high-interest kimberlite bodies including the western part of the Star Kimberlite. In addition, 151.63 metres of kimberlite were intersected on two kimberlites drilled for hydrogeological testing.

The pace of drilling on the property had slowed somewhat with two of three Boart-Longyear LF-70 core rigs undergoing conversion to helicopter-portable configurations. All three rigs are now fully operational and have returned to operating on 24 hour schedules. Methodical geotechnical measurements are conducted on each core including magnetic susceptibility, rock competence, core quality, and density of natural fractures. Detailed core logging is in progress by De Beers experts and preparations for slabbing the core and sampling for diamond recovery are underway in the Joint Venture warehouse located in Saskatoon. The objective of this approach is to identify sufficient higher-grade kimberlite to move forward with delineation drilling and minibulk sampling in the subsequent phases of the AE&E Plan. A map showing the central cluster of kimberlites and the 2005 prioritized bodies of interest is presented in Figure One.

Figure One: Fort à la Corne South Cluster with 2005 Prioritized Kimberlite Bodies of Interest



Areas of High Interest
- 2.5 and 5 km Radius -
Recently Minibulk Tested
Core Drilling Initiated Prior to 2005
Prioritized Core Drilling in 2005
Low Priority Kimberlites
Smeaton Trail (winter)
Shipman Trail
Winter 2005-2006
Twin Lakes Road
FalC JV Camp
Division Road
Lars Road
Serengeti Trail
Star Kimberlite
Claim Boundary
N
1000 0 1000 2000 3000 4000
Metres

Star Kimberlite

The Star Kimberlite is located at the south-eastern terminus of the south cluster. The body has an estimated size of ~250 ha and ~240 million tonnes of kimberlite on the Shore Gold side of the claim boundary. The area and mass of kimberlite on the Joint Venture side of the boundary has not been estimated at this point due to a lack of relevant data. The Joint Venture side of the Star Kimberlite was drilled first in the 2005 Program despite being second priority because of wet conditions on Kimberlite 123, which had the highest priority. Fifteen coreholes were planned to investigate the westward extent of prospective high-grade kimberlite that was recently the subject of a successful 25,000-tonne bulk sampling program by Shore Gold Inc. Ten core holes have been completed with a combined intersection of 1,117.86 metres of kimberlite from 2,609.0 metres of drilling. Individual intersections of kimberlite range from 8.8 to 612.0 metres. Table One shows a summary of drilling results to August 31, 2005 and Figure Two shows the location of completed and proposed drill holes on this body.

Thicker intervals of the prospective Early Joli Fou (EJF) kimberlite unit were identified in three of the drill holes. These were identified based on comparison of core to detailed kimberlite descriptions available in public domain assessment reports (Saskatchewan Industry and Resources) and to data from Shore Gold Inc.'s technical reports on SEDAR. The greatest interval of this unit recovered thus far is some 77 metres thick.

Core hole STR-05-003C, located some 70 metres west of Shore Gold's shaft into the Star Kimberlite, intersected 612.0 metres of kimberlite in a hole that was terminated at a total depth of 699 metres while still in kimberlite. The core hole was centered on a deep-going part of the body that is interpreted to be a major feeder vent for the volcanic complex. There are two phases of kimberlite recognized in the drill hole. The first is a thin, shallow phase which is present from 90.3 to 108.15 metres. This unit is very fine grained, matrix supported, shale-clast rich and likely associated with the Late Joli Fou kimberlite (LJF) as identified by Shore Gold Inc. on their side of the property boundary. A second, deeper phase was intersected from 108.15 to 395 metres (base of examined core). This unit is generally medium grained with common to very common indicator minerals including garnet and ilmenite as well as trace to 10% shale xenoliths, varying from the mm size up to 20 centimetres. It is apparent that this hole is quite different from other core holes drilled by the Joint Venture on the Star Kimberlite and that no kimberlite directly comparable to the EJF was intersected nor were there any breccia units noted within the 395 metres of core examined. A preliminary evaluation of the lower unit is that it is either a coarser-grained, proximal version of the LJF kimberlite, or a new unit that has aspects of both the EJF and the LJF. This unit may correspond to an intermediate kimberlite layer situated between the EJF and the LJF.

This kimberlite phase is considered to have moderate prospectivity by the Kensington geologist in charge of core logging. Encouraging points include the relatively high abundance of mantle indicator minerals including garnets, ilmenite, and clinopyroxene and, although not highly abundant, the presence of mantle xenoliths. In addition, the presence of medium- to coarse-grained olivine macocrysts is positive. Discouraging points include the high groundmass and shale xenolith content, both of which tend to indicate potential dilution, and abundance of olivine phenocrysts, which may reduce the proportion of olivine macrocrysts and reliability of this component as an indicator of diamond content.

In comparison with work completed during the underground bulk sample program by Shore Gold Inc., this unit may be similar to MK (macrocrystic kimberlite) Type 5, which has been described as a distinct grey green matrix rich MK that is probably the youngest unit of the EJF or is a transition phase to basal LJF (ACA Howe Report dated March 16, 2005). This unit has been intersected in the west-southwestern portion of the lateral drifts (see Map 15 in the ACA Howe report on the Star kimberlite dated March 16, 2005 for details). The unit was sampled by Batch 62 and 72, both of which are located about 50 metres southeast of STAR-05-003. The grades in batches 62 and 72 were 14.9 and 5.5 cpht respectively.

Table One: Preliminary Core Drilling Summary for the Star Kimberlite (still in progress)

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
STR-05-001C	not cored	104.35	235.90	85.75	3	118.95	258.0
STR-05-002C	not cored	99.36	218.65	104.05	2	108.94	231.0
STR-05-003C	not cored	87.00	699.00	612.00	1	612.00	699.0
STR-05-005C	90.69	133.90	181.60	47.70	1	47.7	210.0
STR-05-008C	not cored	107.70	230.90	74.85	3	76.41	252.0
STR-05-009C	105.85	150.10	213.14	38.70	4	61.59	237.0
STR-05-0010C	111.0	139.10	190.20	42.91	2	49.11	201.0
STR-05-0011C	88.20	114.80	156.00	17.50	3	19.10	180.0
STR-05-0012C	92.80	138.00	146.80	8.80	1	8.80	174.0
STR-05-0013C	not cored	129.23	142.45	13.22	2	15.26	167.0
Star Total:						**1,117.86**	**2,609.0**

Figure Two: Drill Hole Map for the Star Kimberlite



Map Key:

Green Shapes = Interpreted kimberlite body outline to a ~30 metre thickness cut-off; Blue Numbers = Total kimberlite thickness (metres) in that drill hole; Red Dots = Drill hole locations drilled in the 2005 Program; Black Squares = Planned core holes remaining to be drilled; Yellow Dots = Historical drill holes on Joint Venture kimberlites; Dotted Red Line = Approximate claim boundary between the FalC Joint Venture on the left and top and Shore Gold on the right; Blue Squares = Drill holes by Shore Gold on the Star Kimberlite

Kimberlite 216

Kimberlite 216 is located in the eastern limb of the south cluster and adjacent to the southwest margin of Kimberlite 140/141. Together 216 and the contiguous Kimberlite 116 have an estimated size of 99 ha and 171 million tonnes of kimberlite. Twelve drill holes were completed plus a thirteenth which was terminated above kimberlite due to drilling difficulties. Two core holes were inclined at -60 degrees and oriented at azimuth 090 degrees in order to test the eastern margin of the 216 kimberlite, which resides beneath wet surficial conditions. Core hole 216-05-013C intersected 138.7 metres of dominantly very fine- to fine-grained kimberlite and minor abundance of indicator minerals, garnet and ilmenite. Other kimberlite intervals to the west, south, and east of this are considerably thinner and also show common very fine- to fine-grained kimberlite. Table Two shows a summary of drilling results to August 31, 2005 for Kimberlite 216. Figure Three shows the location of completed drill holes on this body and Kimberlite 116.

Table Two: Preliminary Core Drilling Summary for Kimberlite 216

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
216-05-004C	not cored	114.00	187.10	42.10	3	51.90	204.0
216-05-005C	not cored	108.00	294.00	186.00	1	186.00	309.0
216-05-006C	not cored	118.10	180.90	57.60	2	61.10	210.0
216-05-007C	120.10	120.10	162.45	42.35	1	42.35	201.0
216-05-008C	not cored	123.00	209.13	181.93	3	54.57	225.0
216-05-009C[2]	not cored	n/a	n/a	n/a	n/a	n/a	105.0
216-05-010C[1]	not cored	126.00	237.85	111.85	1	111.85	243.0
216-05-011C	114.50	142.20	184.95	42.75	1	42.75	219.0
216-05-012C	118.80	118.80	158.30	39.50	1	39.50	192.0
216-05-013C	111.00	112.44	251.13	138.69	1	138.69	264.0
216-05-014C[1]	120.60	120.60	228.00	96.58	2	103.31	228.0
216-05-015C	not cored	120.00	162.80	42.80	1	42.80	198.0
216-05-016C[3]	not cored	120.00	312.00	177.00	2	180.00	312.0
216 Total:						**1,054.82**	**2,910.0**

[1] = Core holes 216-05-014C and 04-216-010C were inclined at -60 degrees to investigate the wet, eastern part of Kimberlite 216; lithological contacts and thicknesses have not yet been corrected for the dip of the hole;
[2] = Core hole 216-05-009C was lost at a depth of 105 metres above kimberlite due to drilling difficulties;
[3] = Core hole 216-05-016C was terminated at a depth of 312 metres in kimberlite due to drilling difficulties.

Kimberlite 116

Kimberlite 116 is located in the eastern limb of the south cluster and adjacent to the southwest margin of Kimberlite 140/141. Five drill holes were completed. One core hole was inclined at -60 degrees and oriented at azimuth 090 degrees in order to test the eastern margin of the 116 kimberlite, which resides beneath wet surficial conditions. Table Three shows a summary of drilling results to August 31, 2005 for Kimberlite 116. Figure Three shows the location of completed drill holes on Kimberlite 116.

Table Three: Preliminary Core Drilling Summary for Kimberlite 116

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
116-05-003C	not cored	108.00	181.60	73.60	1	73.60	213.0
116-05-004C	not cored	125.85	163.90	38.05	1	38.05	192.0
116-05-005C	not cored	105.00	323.30	218.30	1	218.30	330.0
116-05-006C[1]	not cored	114.00	239.40	125.40	1	125.40	246.0
116-05-007C	not cored	136.40	159.50	17.98	2	20.52	186.0
116 Total:	not cored					**475.87**	**1,167.0**

[1] = Core hole 116-05-006C was inclined at -60 degrees to investigate the wet, eastern part of Kimberlite 116, depths and thicknesses are apparent and have not been converted to true at this time.

Figure Three: Drill Hole Map for Kimberlite Bodies 216 and 116



Map Key:
Green Shapes = Interpreted kimberlite body outline to a ~30 metre thickness cut-off; Blue Numbers = Total kimberlite thickness (metres) in that drill hole; Red Dots = Drill hole locations drilled in the 2005 Program; Yellow Dots = Historical drill holes on Joint Venture kimberlites

Kimberlite 118

Kimberlite 118 is located near the centre of the south cluster. The body has an estimated size of 77 ha and 133 million tonnes of kimberlite. Eleven core holes have been completed in a rough 200 – 300 metre grid. Four historical drill holes were drilled, two of them core holes, one a reverse circulation hole, and one prematurely terminated in overburden. Five of the holes (three in 2005, and 2 historical) intersected >100 metres of kimberlite that together form an elongate deeper-going trend oriented to the northwest. While many of the kimberlite intersections show medium-grained character, the central four holes have significant intervals of medium- to coarse-grained kimberlite and appear to be more prospective. Table Four shows a summary of drilling results to August 31, 2005 for Kimberlite 118. Figure Four shows the location of completed drill holes on this body.

Table Four: Preliminary Core Drilling Summary for Kimberlite 118

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
118-05-005C	not cored	not cored, < 105	194.96	89.96	1	89.96	225.0
118-05-006C	not cored	114.00	211.19	65.95	4	85.49	237.0
118-05-007C	not cored	102.00	294.95	192.95	1	192.95	300.0
118-05-008C	122.20	127.80	280.17	152.37	1	152.37	291.0
118-05-009C	not cored	108.20	185.10	76.90	1	76.90	201.0
118-05-010C	not cored	114.53	161.95	47.42	1	47.42	189.0
118-05-011C	106.10	106.10	181.80	75.70	1	75.70	210.0
118-05-012C	not cored	102.0	229.70	127.70	1	127.70	240.0
118-05-013C	not cored	114.00	162.60	48.60	1	48.60	192.0
118-05-014C	not cored	120.00	184.10	64.10	1	64.10	213.0
118-05-015C	108.80	108.80	191.85	83.05	1	83.05	222.0
118 Total:						**1,044.24**	**2,526.0**

Figure Four: Drill Hole Map for Kimberlite Body 118 and Kimberlite Body 150



Map Key:

Green Shapes = Interpreted kimberlite body outline to a ~30 metre thickness cut-off based on integrated geophysics and kimberlite intervals in drill hole

Red Dots = Drill hole locations drilled or planned for the 2005 Program

Yellow Dots = Historical drill holes on Joint Venture kimberlites

Blue Numbers = Total kimberlite thickness (metres) in that drill hole.

Kimberlite 218

Kimberlite 218 is located in the western limb of the south cluster 3 kilometres southeast of Kimberlite 122. The body has an estimated size of 26 ha and 45 million tonnes of kimberlite. Six core holes have been completed. There is only one historical drill hole; this was a reverse circulation hole drilled in 1994. Core hole 218-05-002C intersected predominantly fine- to medium-grained kimberlite units of low interest. Core hole 218-05-003C intersected 236.25 metres of kimberlite with two minor intervals of possibly slumped, kimberlite-infused host rock blocks. The upper 48 metres of this interval is very very fine- to fine-grained and of low prospectivity. Kimberlite units below this are typically fine- to medium-grained and are considered more prospective. Given the very thick interval of kimberlite, this drill hole is possibly located within the margin of a feeder vent for the body. Interestingly, a relatively thin, 56 metre interval of kimberlite in core hole 218-05-04C located in the centre of the body separates two kimberlite core intersections of >100m to the northwest and to the southwest and may indicate the presence of two separate eruptive vents.

Table Five shows a summary of drilling results to August 31, 2005 for Kimberlite 218. Figure Five shows the location of completed and planned drill holes on this body and for Kimberlite 152. Core drilling will begin on Kimberlite 152 in the near future.

Table Five: Preliminary Core Drilling Summary for Kimberlite 218

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
218-05-002C	133.30	133.30	175.96	42.66	1	42.66	207.0
218-05-003C	not cored	144.00	395.95	142.40	3	236.25	423.0
218-05-004C	123.30	123.80	180.00	56.20	1	56.20	216.0
218-05-005C	126.80	141.00	210.00	69.00	1	69.00	237.0
218-05-006C	123.35	130.55	248.70	101.77	2	112.01	264.0
218-05-007C	127.40	127.40	254.50	127.10	1	127.10	258.0
218 Total:						**643.22**	**1,605.0**

Figure Five: Drill Hole Map for Kimberlite Body 218 and 152



Map Key:
Green Shapes = Interpreted kimberlite body outline to a ~30 metre thickness cut-off based on integrated geophysics and kimberlite intervals in drill hole
Red Dots = Drill hole locations drilled or planned for the 2005 Program
Yellow Dots = Historical drill holes on Joint Venture kimberlites
Blue Numbers = Total kimberlite thickness (metres) in that drill hole.

Kimberlite 123

Kimberlite 123 is located 3.5 kilometres northwest of the drilling camp. The body has an estimated size of 45 ha and 53 million tonnes of kimberlite. Two of six planned core holes have been completed to date. Three historical holes were drilled including one core hole, one rotary, and one large diameter reverse circulation drill hole. All three drill holes intersected between 84 and 90 metres of kimberlite with total recovery of 7 macrodiamonds weighing cumulative 0.132 carats and 15 microdiamonds. The two 2005 core holes completed to date intersected 60 and 89 metres of prospective medium to coarse-grained kimberlite. Table Six shows a summary of drilling results to August 31, 2005 for Kimberlite 123. Figure Six shows the location of planned drill holes on this body and for Kimberlites 123 and 223.

Figure Six: Drill Hole Map for Kimberlite Body 123 and 223



Map Key:
Green Shapes = Interpreted kimberlite body outline to a ~30 metre thickness cut-off based on integrated geophysics and kimberlite intervals in drill hole
Red Dots = Drill hole locations drilled or planned for the 2005 Program
Yellow Dots = Historical drill holes on Joint Venture kimberlites
Blue Numbers = Total kimberlite thickness (metres) in that drill hole.

Table Six: Preliminary Core Drilling Summary for Kimberlite 123 (drilling in progress)

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
123-05-006C	not cored	105.00	193.50	88.50	1	88.50	222.0
123-05-009C	103.30	103.30	163.85	60.55	1	60.55	183.0
123 Total:						**149.05**	**405.0**

Kimberlite 135

Kimberlite 135 is located 5 kilometres southeast of the drilling camp. The body has an estimated size of 35 ha and 60 million tonnes of kimberlite. Five of six planned core holes have been completed to date. Only one historical rotary drill hole was completed 1996. Eleven samples were tested for diamond content with only one microdiamond recovered from 52.8 kg of kimberlite. The 2005 drill holes intersected between 29 and 142 metres of kimberlite. Core logging for this body is underway and will be reported once all drill holes are completed. Table Seven shows a summary of drilling results to August 31, 2005 for Kimberlite 135. Figure Seven shows the location of completed and planned drill holes on this body.

Table Seven: Preliminary Core Drilling Summary for Kimberlite 135 (drilling in progress)

Drill Hole Name	Base of Till (m)	Top of First Kimberlite (m)	Base of Last Kimberlite (m)	Thickness of Main Kimberlite (m)	Number of Kimberlite Units	Total Thickness of Kimberlite Intervals (m)	End of Hole (m)
135-05-002C	not cored	137.10	279.00	141.90	1	141.90	279.00
135-05-003C	120.40	139.53	169.40	29.87	1	29.87	198.35
135-05-004C	not cored	141.00	242.80	54.10	2	91.20	258.00
135-05-006C	not cored	128.72	198.23	69.51	1	69.51	213.00
135-05-007C	not cored	120.00	289.17	134.40	3	141.34	312.00
135 Total:						**473.82**	**1,260.35**

Figure Seven: Drill Hole Map for Kimberlite Bodies 216 and 116



Map Key:
Green Shapes = Interpreted kimberlite body outline to a ~30 metre thickness cut-off based on integrated geophysics and kimberlite intervals in drill hole
Red Dots = Drill hole locations drilled or planned for the 2005 Program
Yellow Dots = Historical drill holes on Joint Venture kimberlites
Blue Numbers = Total kimberlite thickness (metres) in that drill hole.

Other Investigations

Downhole geophysics will be conducted on most or all of the drill holes. This type of survey provides information on the physical characteristics of the kimberlites as well as providing supplemental data to refine the placement of boundaries between significant kimberlite units. First pass logging was completed on suitable holes remaining from the 2004 program while all eight of the completed core holes on the Star Kimberlite have had full downhole surveys.

Other areas of investigation traditionally viewed as being pre-feasibility levels of work, but are embodied within the current AE&E Plan, are progressing under joint management of De Beers Canada Inc. and their alliance partner, AMEC. Several of these investigations include: environmental baseline studies and heritage resource impact assessments, metallurgical studies based on geotechnical data, updating of conceptual studies and mining plans, ongoing development of waste management and infrastructure concepts, development of government liaison strategies and fiscal regimes. Kensington staff members lead several of these efforts and contribute substantially to the latter three points of this list.

The 2005 program forms part of a three and a half year AE&E program to evaluate a number of priority kimberlites in the southern part of the claims and to map a projected target of 70 million carats in-ground from several high-grade zones to a level of Inferred Resource. CDN $25.6 million will cover the cost for the first phase of the AE&E program, which will mainly consist of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. The Joint Venture partners have planned a minimum of 130 HQ core holes during the 2005 program that will be distributed over the 14 bodies on individual grids of approximately 150-200 metres. Evaluation and planning for a decision on minibulk sampling during 2005 is in progress.

The ongoing drilling activity contributes valuable data towards the delineation of higher-grade zones. This is the focus of the current phase AE&E Plan.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

September 8, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: KENSINGTON RESOURCES - AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 489904102/CA4899041020/COMMON
3.	CUSIP/Class of Security entitled to vote	: 489904102/CA4899041020/COMMON
4.	CUSIP/Class of Security entitled to receive notification	: 489904110/ CA4899041103/WARRANTS
5.	CUSIP/Class of Security entitled to vote	: 489904110/ CA4899041103/WARRANTS
6.	CUSIP/Class of Security entitled to receive notification	: OPTIONS
7.	CUSIP/Class of Security entitled to vote	: OPTIONS
8.	Record Date for Notice	: 21/09/2005
9.	Record date for Voting	: 21/09/2005
10.	Beneficial Ownership determination date	: 21/09/2005
11.	Meeting Date	: 21/10/2005
12.	Meeting Location	: VANCOUVER

Yours Truly

"Bernie Krause"
Meeting Specialist
Stock Transfer Department
Tel: 604.661.9400 Ext 4096
Fax: 604.661.9401



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

September 12, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: KENSINGTON RESOURCES   **REVISED**

We advise the following with respect to the upcoming Meeting of Securityholders for the subject Corporation:

1. Meeting Type   : Special Meeting
2. CUSIP/Class of Security entitled to receive notification   : 489904102/CA4899041020/COMMON
                                                                    : 489904110/CA4899041103/WTS
3. CUSIP/Class of Security entitled to vote   : 489904102/CA4899041020/COMMON
                                                                    : 489904110/CA4899041103/WTS
4. Class of Security/entitled to receive notification   : OPTIONS
5. Class of Security/entitled to vote   : OPTIONS
6. Class of Security/ entitled to receive notification   : WARRANTS
7. Class of Security/entitled to vote   : WARRANTS
8. Record Date for Notice   : 21/09/2005
9. Record Date for Voting   : 21/09/2005
10. Beneficial Ownership Determination Date   : 21/09/2005
11. Meeting Date   : 21/10/2005
12. Meeting Location   : Vancouver, BC

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 19, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director